Glenn & Glenn
Attorneys at Law
124 Main Street, Suite 8
New Paltz NY 12561
Telephone 845.256.8031
Fax: 845.255.1814
rglenn@glennandglenn.com

October 16, 2014

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington DC 20549

Re:	Palayan Resources, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October [], 2014
File No. 333-197542

Dear Mr. Reynolds:

     We have amended our registration statement in response to your letter dated August 15, 2014. This letter responds to your letter and addresses each of your comments as set forth below:

General

1. Please supplementally provide a copy of the original and translated version of your mineral license pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C.

All the documentation with respect to the Palayan Gold Claim is included herewith supplementally.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

There are no such communications or reports.

3. We note the cover page reference to an agreement between the company and the selling shareholders regarding the duration of the offering. Please disclose all material terms of the agreement and advise us why it is not filed as an exhibit.

There was no such agreement, and all references to it have been deleted.

4. Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

The financial statements in the prospectus have been updated.

Prospectus Summary, page 6

5. It appears that you utilize two different exchange rates for disclosure of the approximate cost of the proposed two phase exploration plan on pages 6 and 39. Please reconcile.

The exchange rates have been reconciled.

6. We note your disclosure on pages 7, 16 and 20 that you estimate that expenses in connection with the offering will be $22,504. Please reconcile with your disclosure on page 63 that you estimate that expenses in connection with the offering will be $24,500.

The disclosure has been reconciled.

Risk Factors, page 8

7. It is not clear whether a member of management has visited, or has plans to visit, the Palayan Gold Claim. If a member of management has not visited the Palayan Gold Claim and does not have current plans to do so, please provide risk factor disclosure in that regard.

A risk factor to that effect has been added on page 12.

Our independent auditors have expressed substantial doubt about..., page 9 As our property is in the exploration and development stage..., page 12

8. Please revise to state that you are currently in “exploration stage” rather than “development stage” in order to accurately describe your operation status as an extractive company and to be consistent with the rest of your filing.

This revision has been made throughout the prospectus,

Experts, page 22

9. We note your disclosure that the geological report on the Palayan Gold Claim was authored by Ferdinand Reyes and has been incorporated into the “Description of Property” section. Please file as an exhibit the consent of Mr. Reyes to the use of his name and report in the prospectus or explain why such consent is not required. Refer to Securities Act Section 7(a) and Rule 436 of Regulation C.

His consent has been added as Exhibit 23.2

Description of Business, page 22

10. Please revise to clarify whether you have obtained the exploration permit discussed in this section. In doing so, please clarify the status of any application for an exploration permit within the government approval process. Refer to Item 101(h)(4)(viii) of Regulation S-K.

This clarification has been added on page 25.

11. We note your disclosure on page 28 that you hold a valid mineral property license. Please disclose the material terms or conditions of the mineral property license, including the expiration date. In that regard, we note the disclosure on page 30 that the license is usually valid for one year. Refer to Item 101(h)(4)(vii) of Regulation S-K.

We have clarified on page 30 that we do not hold a license and have not yet applied for one.

Description of Property page 30

12 Please tell us if a member of your management team has visited your property and, if not, disclose this in your filing.

The disclosure that no member of management has visited the site has been added on page 30.

13. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power for your property and a description of any infrastructure located on your property.

The disclosure has been added on page 36.

14, Please tell us about the permits required to perform your Phase 1 and Phase 2 exploration work and the timeframe to obtain such permits.

The permits required are discussed in Regulation of Mining Activity- Republic of Philippines Mining Laws, commencing on page 24.

Budget, page 39

15. We note your disclosure on page 39 that you currently do not have the necessary funding to complete both phases of the proposed exploration plan. Please revise here and in Management’s Discussion and Analysis to clarify, if true, that you currently do not have the necessary funding to begin Phase 1 of the exploration program given cash on hand and anticipated expenses for this offering

Disclosure has been added to pages 50 and 51.

Notes to the Financial Statements

2. Summary of Significant Accounting Policies, page F-5

16. Please expand your disclosure to provide your accounting policies for the foreign currency translation and transactions. Please identify your reporting currency and functional currency in your disclosure.

Disclosure has been added to page F-7

Liquidity and Capital Resources, page 51

17. We note the footnote disclosure indicating that the estimated legal and accounting fees and expenses you expect to incur during the next 12 months includes $25,000 in legal fees related to the preparation of the prospectus. Please reconcile that footnote disclosure with the estimated $17,500 in legal fees and expenses in connection with the issuance and distribution of securities registered in the prospectus on page 63.

Of the $25,000, $7,500 is not in connection with preparing the prospectus, but is related to obtaining FINRA approval.

18. Please explain to us how you determined that you have sufficient cash on hand to renew the mineral exploration permit, to complete the registration of the securities pursuant to the prospectus, and to sustain subsequent reporting requirements for six months, as disclosed on page 52. In that regard, we note that you had $24,261 in cash as of March 31, 2014, you disclose that the license renewal fee is $1,600 and you estimate on page 63 that the expenses in connection with this offering will be $24,500.

See response to comment 17. Of the expenses, $7,500 is not in connection with the offering.

19. Please revise to disclose the approximate length of time you anticipate you will be able to operate without additional funding, and if appropriate revise to explain the limited nature of such operations.

The requested disclosure has been added on page 52.

Directors and Executive Officers, page 56

20. We note your disclosure on page 52 that Mr. Cortez has extensive experience in geology. Please reconcile that statement with the business experience of Mr. Cortez set forth on page 56.

The reference to Mr. Cortez’s geology experience has been deleted from page 52.

21. Please revise to specify the names of the corporations or other organizations in which Mr. Cortez was a director from 2007 to 2011, Mr. Soo was a consulting geologist from 2006 to 2010 and in which Mr. Soo was a senior consulting geologist from 2010 to present.

The corporate names have been added on page 56.

22. Please revise here or where appropriate to address your relationship with and the role played by Larry Tan, who signed the Assignment of Claim on your behalf.

Disclosure of Mr. Tan’s role has been added to page 56.

Recent Sales of Unregistered Securities, page 64

23. Please revise to briefly state the facts relied upon to make the exemption from registration available for each transaction. Refer to Item 701(d) of Regulation S-K.

Revisions have been made on page 64.

Exhibit 99.1

24. In your amended filing, please remove the technical report attached as Exhibit 99.1 pursuant to paragraph (b)(7) of Industry Guide 7.

The exhibit has been removed.

Please feel free to call me at 845.256.8031 should you have any further questions. Please send all correspondence regarding this registration statement to the email set forth above.

Glenn & Glenn

/s/ D. Roger Glenn